

03051574

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 12-4-03

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SO 12/8/03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-1452~~ 8-12346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

NOV 28 2003

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S.W. Childs Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue –18th Floor
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Ellis (212) 759-5588
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

12/10

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William Ellis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **S.W. Childs Management Corporation**, as of **September 30,2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



Signature

President

Title



Notary Public


SANDRINA SNIPES
Notary Public - State of New York
NO. 01SN4973274
Qualified in Rockland County
My Commission Expires 10-15-06

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NOV 2 8 2003
SECTION

S.W. Childs Management Corporation

Statement of Financial Condition and
Independent Auditor's Report on Internal Control

September 30, 2003

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
S. W. Childs Management Corporation
New York, New York

We have audited the accompanying statement of financial condition of S. W. Childs Management Corporation as of September 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S. W. Childs Management Corporation as of September 30, 2003, in conformity with accounting principles generally accepted in the United Stated of America.

McGladrey & Pullen, LLP

New York, New York
November 21, 2003

S.W. Childs Management Corporation

Statement of Financial Condition
September 30, 2003

ASSETS

Cash		$ 38,594
Cash and U.S. Treasury Bill segregated under federal regulations (Note 2)		327,087
Receivables (Note 3):		
Customers	$ 917,312	
Directors	192,434	1,109,746
Due from broker		7,291,646
Securities owned, at market value:		
Common stock	243,038	
Preferred stock	18,550	
U.S Treasury Bill	80,692	
Corporate bonds	97,500	522,691
Furniture and equipment, at cost net of accumulated depreciation of $		48,845
Deferred income taxes, net (Note 5)		105,700
Other assets		7,995
		$ 9,452,304

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Bank loans payable, collateralized (Note 4):		
Customers	$ 75,000	
Directors	253,750	$ 328,750
Failed to receive		3,001,521
Payables (Note 3):		
Customers, free credit balances	4,856,862	
Directors	549,645	5,406,507
Other liabilities		69,085
Total liabilities		8,805,863
Commitments (Notes 7 and 8)		
Stockholders' equity (Note 6)		
Common stock, no par value, authorized and issued 6,000 shares	500,000	
Additional paid-in capital	6,667	
Retained earnings	688,492	
	1,195,159	
Less cost of 3,450 shares of common stock in treasury	548,718	
Total stockholders' equity		646,441
		$ 9,452,304

See Notes to Statement of Financial Condition.

S. W. Childs Management Corporation

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934, whose customers are primarily members of the principal stockholder's family.

A summary of the Company's significant accounting policies follows:

Security transactions: Customer and proprietary securities transactions (and related commission revenue and expense) are recorded on the settlement date basis, the effect of which is not materially different from the trade date basis as of year-end. Realized gain and loss from the purchase and sale of proprietary securities are recorded on an identified cost basis. Securities owned are valued at market with the unrealized gains and losses included in earnings of the current period.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers only amounts deposited in the Company's demand deposit account to be cash equivalents. All other cash deposits, including those in segregated accounts are excluded from cash equivalents.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in accordance with accounting principles generally accepted in the United States of America and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash and U.S. Treasury Bill Segregated Under Federal Regulations

Cash of $227,467 and a U.S. Treasury Bill due February 19, 2003 with a market value of $99,620 were segregated in a special reserve bank account for the benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2003, the Company was required under this rule to have a reserve deposit of $7,039,891.

Note 3. Receivables From and Payables to Customers and Directors

The amounts receivable from and payable to customers and directors represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements (see Note 4).

Receivables from customers and directors are due on demand, bear interest at the broker's call rate plus 3/4 of 1% and are collateralized by securities (see Note 4).

Note 4. Bank Loans Payable, Collateralized

The bank loans payable balance at September 30, 2003 is collateralized by securities owned by directors and customers of the Company. The loans are payable on demand and interest is payable monthly at the bank's broker call rate.

Note 5. Income Tax Matters

The Company has a net deferred tax liability consisting of the following components as of September 30, 2003:

Deferred tax liability:		
Unrealized gain on securities	$	36,600
Deferred tax asset:		
Loss carryfowards		142,300
Net deferred tax asset	$	105,700

The Company files its tax returns on a calendar year basis. As of December 31, 2002, the Company has net operating loss carryforwards of approximately $410,980 available under provisions of the Internal Revenue Code to be applied against future taxable income. The loss carryforwards have the following expiration dates:

Expiration date		Amount
2005	$	47,491
2006		126,978
2007		16,392
2008		2,095
2015		119,797
2016		32,032
2022		66,195
	$	410,980

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003, the Company had net capital of $404,738, which was $143,597 below its required net capital of $548,335. The Company's net capital ratio was 20.32 to 1.

On September 30, 2003, the Company transferred funds from its reserve account to a clearing account in anticipation of the settlement of trades. A portion of these trades were never actually executed and the portion that were executed, ultimately failed. The lack of execution and settlement results in a higher than normal customer payable balance, which led to the excess net capital ratio and the deficiency in net capital. By moving these funds out of the reserve account, the Company did not meet its reserve requirement. These net capital and reserve deficiencies were resolved on October 23, 2003. Management has implemented controls to ensure that this situation will not occur in the future.

Note 7. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer and correspondent clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are transacted on either a cash or margin basis and, in the case of the latter, credit is extended to customers subject to various regulatory and internal rules concerning the maintenance of adequate collateral by the customer. In connection with these activities, the Company executes and clears customer transactions which may involve the sale of securities not yet purchased.

These transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Should the customer be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement-date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' inability to meet the terms of their contracts.

The Company seeks to control this risk by monitoring collateral value on a daily basis and requiring additional collateral or the reduction of securities positions, when necessary, and establishing credit limits.

At September 30, 2003, the Company has outstanding borrowings of $328,750 from a bank, which borrowings are collateralized by customers' and directors' securities. Should the bank be unable to return to the customers or directors their securities when required, the Company may be required to purchase such securities in the open market.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

To the Board of Directors
S.W. Childs Management Corporation
New York, New York

In planning and performing our audit of the financial statements of S.W. Childs Management Corporation (the Company), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of S.W. Childs Management Corporation for the year ended September 30, 2003, and this report does not affect our report thereon dated November 21, 2003.

As noted in our report dated December 26, 2002, management had not been able to reconcile its cash activity with the custodian bank for settlement of customer and company trades, interest and dividends. At the time, it appeared that these differences were caused by processing errors by the custodian bank which had not been picked up on a timely basis by the Company. Customer accounts were believed to have been unaffected. During the current period, management has not been able to resolve a significant portion of the difference noted in the previous year. Analyses have been prepared showing that differences are due to the processing errors by the bank, yet confirmation and resolution with the bank have not occurred. Management states that it will continue to work diligently towards a final resolution of all differences.

Additionally, we noted that transactions processed on September 30, 2003 resulted in a net capital deficiency, an excess net capital ratio, and a reserve deficiency. As of the year-end date, the Company transferred funds from its reserve account to a clearing account in anticipation of the settlement of trades. A portion of these trades were never actually executed and the portion that were executed, ultimately failed. The lack of execution and settlement resulted in a higher than normal customer payable balance, which led to the excess net capital ratio and the deficiency in net capital. By moving these funds out of the reserve account, the Company did not meet its reserve requirement. These net capital and reserve deficiencies were resolved on October 23, 2003. Management has implemented controls to ensure that this situation will not occur in the future.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
November 21, 2003